


SEC MAIL PROCESSING
RECEIVED
APR 04 2003
WASH, D.C.
SECTION

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Friday, 04 April 2003

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:


03050030

1. Stock Exchange Announcement
   - NEDs share purchase plan

2. Press Releases –
   - *Pearson Education Technologies names new President and CEO*
   - *Electronic Textbook Pilot a Success.................*
   - *Investor briefing: IDC*
   - *NASA and Pearson Scot Foresman join.............*
   - *Penguin announces unprecedented list of.................*

SUPPL

3. Proxy form
4. Notice of Annual General Meeting
5. A copy of Pearson plc 2002 Annual Report
6. A copy of Pearson plc 2002 Annual Review

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Very truly yours

C. Abraham

p.p. Julia Casson
Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

4/16

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

2 April 2003

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sirs

Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares made yesterday under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock	Price per Share	Total Holding Following Notification	Total Percentage Following Notification
Lord Burns	310	0.000039%	480.9p	2,282	0.00028%
Reuben Mark	403	0.000050%	480.9p	12,579	0.00157%
Vernon Sankey	309	0.000039%	480.9p	2,236	0.00028%
Gurvirendra Talwar	1,276	0.000159%	480.9p	9,198	0.00115%

If there are any questions in connection with this matter, please do not hesitate to contact me.

Yours faithfully



Julia Casson
Company Secretary

JMC/DC


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05 March 2003

Pearson Education Technologies names new President and CEO

Former Bigchalk CEO to Lead The Company That Debuted Concert™

MESA, Ariz. - Pearson Education Technologies, part of Pearson Education (NYSE: PSO), the world's leading integrated education company, today announced the appointment of Jack Lynch as president and chief executive officer (CEO). Lynch comes to Pearson Education Technologies from Bigchalk, the Education Network, where he was founding CEO and a board member. Under his leadership, Bigchalk served as a leading provider of information and content delivered over the Internet for the K-12 education market.

"With the launch and incredible reception of Concert, Pearson Education Technologies has charted a new course in education technology. Successfully navigating these uncharted waters requires a specialized skill set, one that combines an understanding of the education market, Web-based products, as well as vision and leadership skills. Jack's varied and broad experience, and his recent role at Bigchalk, makes him the ideal person to take this organization to the next level, to lead it and the education market to even greater success," said Steven A. Dowling, Executive Vice President of Pearson Education.

This past year, Pearson Education Technologies launched its eagerly awaited Concert™ online education community, a family of Web-based applications integrating standards-aligned instruction, lesson planning, assessment, educational content, and business office management. In addition Pearson Education Technologies products and services include SuccessMaker and NovaNet learning systems and SASIxp student information systems.

Prior to Bigchalk, Lynch was president, CEO, and a board member of Jnana Technologies, a software company specializing in Web-based reasoning technology sold to Fortune 50 companies including General Electric and Rockwell International. Before that, he spent eight years at CCH Legal Information Services, where he advanced from vice president of product development and marketing to president of the division. During his leadership, sales and profits climbed to record levels, and he moved the division to expert system and online applications for their legal clients. Earlier in his career, Lynch served as director of sales and market development for legal and financial online services at Simon and Schuster Professional Information Group, and a sales representative for Matthew Bender legal publishers, a division of Times Mirror.

"It is a wonderful and rare opportunity to lead a company that has the capacity, expertise, and talent to anticipate and create Concert, the singular solution for data-driven decisions now on

the radar of every administrator. Pearson Education Technologies is a dynamic and intelligent enterprise that I am proud to be part of," said Lynch.

The reception to Concert has more than confirmed the company's vision. Schools nationwide are signing up and several states are considering Concert for statewide implementations.

Pearson Education Technologies

With more than 40 years of experience in developing, delivering, and supporting curriculum, assessment, and enterprise data management products, Pearson Education Technologies is the leader in offering comprehensive solutions for preK-12 education. Reaching more than 10 million students annually, our products include the SASIxp™ student information system, SuccessMaker® Enterprise and NovaNET® comprehensive courseware systems, and Concert™ Instruction and Assessment, the online education community. Pearson Education Technologies is part of Pearson Education (NYSE: PSO), the world's leading integrated education company.

Further information

Leslie Eicher, APR
314-965-1776 or Leslie@EicherCommunications.com

or please visit www.PearsonEdTech.com or call 1-877-EdTech1.

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12 March 2003

Electronic Textbook Pilot a Success for Florida Public Schools

Miami-Dade Schools Report Success with Pearson Prentice Hall's iText

Upper Saddle River, NJ - In a report released by the Miami-Dade County Public Schools, an interactive electronic textbook pilot program from Pearson Prentice Hall has met with overwhelming success in five separate schools for grades seven, nine, and eleven. The half-semester writing and grammar pilot program featured iText, Pearson Prentice Hall's interactive electronic textbook. Pearson Prentice Hall is the middle and high school division of Pearson Education, the world's leading integrated educational publisher (NYSE: PSO).

iText, available on-line at www.phschool.com/successnet and on CD-ROM, enables students to better master concepts through interactive reading, learning and research tools, and instant feedback assessments.

Student success with iText was validated in the pilot. "It is nice that the iText looks exactly the same as the book, because the kids did not have to re-familiarize themselves with the text," said English teacher Rey Delgado. Teacher Shernett Alexander added that her students "will get better grades than usual in the course, because they completed all the assignments. Enthusiasm improved when students were allowed to go online."

iText is currently available for middle school writing and grammar, and science; high school biology; and high school writing and grammar. Middle and high school literature content will be available featuring iText in late February 2003, with math and social studies to follow.
The report detailed six major findings from the pilot including:

- Higher assignment completion rates were accomplished, including one class in which all students completed all assignments - for the first time.
- Transition between electronic textbooks and applications like Microsoft Word and PowerPoint, and Internet searches was seamless and intuitive.
- Students remained focused for longer periods of time and were more engaged and involved in curriculum content.

iText is available through the Pearson Prentice Hall's education portal known as PH SuccessNet, which serves as a gateway to a range of powerful, interactive learning and teaching resources as well as class management tools. Features include student and teacher "Notice Boards"; professional development and teaching strategies; "My Notebook," with which students can view, edit, and print all their textbook notes in one easy-to-find location;

and a host of research tools. The site also features on-line training for both PH SuccessNet and iText.

Staff from Miami-Dade County Public Schools' Division of Instructional Technology and Media Support Services will continue to study the effects of electronic textbooks on learning and have identified a host of additional indicators to study success.

About PH SuccessNet

All of Pearson Prentice Hall's interactive electronic textbooks can be found at PH SuccessNet (www.phschool.com/successnet), the educational portal for teachers and students. With PH SuccessNet, teachers and students have one place, one source, one login for all their online resources. PH SuccessNet boasts a robust Teacher Center where teachers can manage their school calendar as well as develop on-line lesson plans and manage classes. Students can use a messaging board to communicate with teachers, and a host of on-line research tools including InfoPlease, one of the Web's most respected on-line information sources.

Pearson Prentice Hall provides educators with compelling textbooks, accompanying multimedia, and online support for Language Arts, Mathematics, Foreign Languages, Science, Social Studies, and Career and Technical courses for grades 6-12.

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in integrated educational publishing. With brands such as Pearson Prentice Hall, Pearson Scott Foresman, Pearson Longman, Pearson Education Technologies, and many others, Pearson Education provides quality professional development, content, assessment tools and educational services in all available media to a worldwide marketplace, spanning the learning continuum from birth through college and beyond.

Pearson Education is part of Pearson (NYSE: PSO), the international media company, whose primary operations also include the Financial Times Group and the Penguin Group.

Further information

Kit Thompson
Pearson Education
212-782-3486
kit.thompson@pearsoned.com

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13 March 2003

Investor briefing: Interactive Data Corporation

On Thursday 13 March, Pearson held a briefing for investors and analysts on Interactive Data Corporation (NYSE:IDC), its 60%-owned asset pricing business.

Stuart Clark, president and chief executive of IDC, spoke about the company's plans and prospects, including its February acquisition of S&P ComStock from McGraw-Hill.
A video interview with Stuart Clark is available here .

Marjorie Scardino and John Makinson (who is Chairman of IDC alongside his role at Penguin) joined Stuart to take questions.
A playback of the audiocast of the investor briefing will be available here .

RELATED LINKS
Interview with Stuart Clark
VIDEO
audiocast of investor briefing
WEBCAST
www.interactivedatacorp.com

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24 March 2003

NASA and Pearson Scott Foresman Join Forces to Enhance Science Curriculum

Goal to Help Students See Learning in a Whole New Light

Upper Saddle River, NJ - March 24, 2003 - Pearson Education, the world's largest educational publisher (a Pearson company, NYSE: PSO) and the National Aeronautics and Space Administration (NASA) announce an agreement to collaborate on elementary and middle school science curricula. NASA will partner with Pearson Scott Foresman, the leading preK-6 educational publisher, on a multi-faceted project to spark students' imaginations, encourage interest in space exploration, and enhance elementary science curriculum.

Under the terms of the special relationship, Pearson Scott Foresman editors and authors will draw upon NASA's rich archival material and extensive research in biological, physical, earth and space sciences to create the Scott Foresman Science series for elementary levels. NASA experts will review the content, and Pearson Scott Foresman will ensure that the curricula reflects the National Science Education Standards, Project 2061 Benchmarks, and specific, targeted state standards.

"One of NASA's most important goals is to continue to motivate students to pursue careers in science, mathematics, engineering and technology," says Dr. Adena Williams Loston, NASA Associate Administrator, Office of Education. "Our work with Pearson Scott Foresman will allow us to reach students at a young age, and inspire them by connecting science content in the classroom with compelling real-world experiences."

Before the new Pearson Scott Foresman series is published, specific lessons will be developed for students and teachers that follow the steps that Barbara Morgan—NASA's first Educator Astronaut and a second and third grade teacher—will take in preparation for flight into space.

"We want students and teachers to see learning in a whole new light," says Paul McFall, president, Pearson Scott Foresman. "Our goal with NASA is to produce a highly engaging, standards-based science curriculum that encourages students to want to learn more about science, exploration, and the possibilities of human endeavor."

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing. With brands like Pearson Prentice Hall, Pearson Scott Foresman, Pearson Education Technologies, Pearson SkyLight, and many others, Pearson Education provides quality content, assessment tools, educational services, and professional development in all available media, spanning the learning continuum from birth through college and beyond.

Pearson Education is part of Pearson (NYSE: PSO), the international media company, whose primary operations also include the Financial Times Group and the Penguin Group. Visit www.pearsoned.com to learn more.

For more information about NASA, visit: http://www.nasa.gov/.



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04 April 2003

Penguin announces unprecedented list of award-winning authors for Ann Godoff's new imprint

Susan Petersen Kennedy Announces The Unprecedented Acquisition Of One of The Largest and Most Prestigious Lists of Award-Winning Authors For Ann Godoff's Penguin Group (USA) Imprint, The Penguin Press

-- *New imprint's inaugural list for Winter 2004 unveiled* --

New York, New York, April 2, 2003: Susan Petersen Kennedy, President of Penguin Group (USA), today announced the unprecedented acquisition of one of the largest and most prestigious lists of award-winning authors at one time for the new Ann Godoff imprint, The Penguin Press.

Ms. Petersen Kennedy commented, "The acquisition of these 13 bestselling, critically acclaimed authors will bring at least three million new readers to Penguin Group. The caliber and scope of Ann's debut list is a tribute to her extraordinary talent and to her passion and commitment to publishing quality literature.

"In choosing to name the new imprint The Penguin Press, we are signaling our intention to create a home for books built on a firm foundation, dedicated to quality, and expected to outlive us all."

Ms. Godoff, President and Publisher of The Penguin Press, commented: "As evidenced by our first list, The Penguin Press will be all about the writers. It is our intention to publish authors for the long term, and to build an imprint the old fashioned way, book by book."

The Penguin Press will have 12 titles on its first list. The editorial load will be shared between Ms. Godoff and Senior Editor Scott Moyers.

Ms. Petersen Kennedy added: "We are very pleased that The Penguin Press can begin publishing next year with such a wonderful and exciting list. I look forward to reading every one of the books."

The Penguin Press Winter 2004 list follows, in alphabetical order:

- **Ken Auletta**, one of America's most celebrated journalists, investigates the most powerful people and institutions shaping his industry, for good and ill, in BACKSTORY: Inside the Business of News.
- **Ian Buruma** and **Avishai Margalit** expand on their influential *New York Review of Books* essay in OCCIDENTALISM: The Idea of the West in the Minds of

its Enemies, a groundbreaking investigation of the genealogy of anti-Western stereotypes and their impact, from Tsarist Russia and Nazi Germany to Osama bin Laden.

- **Ron Chernow**, winner of the National Book Award for *The House of Morgan* and the best-selling author of *Titan: The Life of John D. Rockefeller, Sr.,* has written the seminal biography of Alexander Hamilton, the innovative founding father who, more than anyone else, galvanized, inspired, and scandalized the newborn nation.
- **Steve Coll**, Managing Editor of the *Washington Post,* gives a news-breaking investigative report on the twenty plus years of mostly hidden U.S. involvement in Afghanistan that preceded our post-September 11th war against the Taliban.
- **Evan Cornog**, an Associate Dean of the Columbia School of Journalism and Publisher of the *Columbia Journalism Review,* examines the ways in which Presidents (and Presidential hopefuls) craft their public images as stories that they continually revise as circumstances require in THE POWER AND THE STORY: How Presidential Narratives Shape America.
- **Richard J. Evans**, an Oxford historian, presents in THE COMING OF THE THIRD REICH, his much-anticipated magisterial reckoning with perhaps the single most important story of the 20th century: how Germany slid from a stable, modern country into the "Hitler state" that left in its wake a Europe in ruins and a world changed beyond all recognition.
- **Charlie LeDuff**, Pulitzer Prize-winning *New York Times* journalist, will publish WORK AND OTHER SINS: Life in New York City and Thereabouts, a wry and singular look at the city: the bars, the workingmen, the gamblers, the lonesome, the eccentric.
- **Lawrence Lessig**, a Stanford law professor, called "the most important thinker on intellectual property in the Internet era" (*The New Yorker*), and who argued the recent landmark copyright case before the Supreme Court, presents FREE CULTURE: Creativity and its Enemies, a powerful warning about how big interests are using new laws and technologies to control how culture is used.
- **Roger Lowenstein**, best-selling author of *Buffett* and *When Genius Failed,* gives what is sure to be the lasting examination of the rise and fall of the great Wall Street boom of the 1990s in ORIGINS OF THE CRASH: The Great Bubble and Its Undoing.
- **Dean Smith**, the most successful coach in the history of college basketball, offers his wisdom on building and maintaining winning teams in sports, business and life in THE CAROLINA WAY: Lessons from a Life in Coaching.
- **Zac Unger**, writing his first book, presents WORKING FIRE: A Memoir, an unlikely fireman's funny, heartfelt and harrowing account of growing into his calling in Oakland, California, one of the most dangerous cities for firefighters in America.
- **Carlos Ruiz Zafon** presents his international literary sensation, THE SHADOW OF THE WIND. This debut novel set in 20th-century Barcelona, chronicles the journey of a rare-book dealer's son who falls in love with a mysterious book and embarks on a fateful, dangerous quest to find its author. Zafon's novel dominated Spain's

bestseller lists for two years and has already been sold to over twenty countries.

A majority of The Penguin Press trade paperback editions will be published by Penguin Books, of which Kathryn Court, who also reports to Ms. Petersen Kennedy, is president. Penguin Books is a trade paperback imprint of Penguin Group (USA).

NOTE TO THE PRESS

Ms. Godoff's track record for identifying extraordinary books and writers is extremely impressive. She is recognized among her peers as a brilliant editor, savvy publisher and a highly respected business leader. During her career, she has personally acquired and edited such authors as Arundhati Roy, Zadie Smith, Adam Gopnik, Caleb Carr, Ron Chernow, Suzan-Lori Parks, Tina Rosenberg, Frank Rich, Alexandra Fuller, Jeffrey Toobin, Robert Rubin, Kurt Andersen, and Alan Furst.

Penguin Group (USA) is one of the most profitable consumer book publishers in the nation. It is home to some of the most highly regarded editors and authors in the industry. Penguin Group is known for its heavy-hitting literary figures such as Dorothy Allison, Saul Bellow, A. Scott Berg, Harold Bloom, Nick Hornby, Garrison Keillor, William Kennedy, the Dalai Lama, Anne Lamott, Chang Rae Lee, James McBride, Arthur Miller, Peggy Noonan, Kathleen Norris, Nathaniel Philbrick, Steven Pinker, John Steinbeck, Amy Tan, and Kurt Vonnegut. Famous for its ability to publish books that rise to the top of bestseller lists as soon as they are released, Penguin Group (USA)'s list of perennial *New York Times* bestselling authors include Tom Clancy, Patricia Cornwell, Nora Roberts, Jan Karon, Clive Cussler, John Sandford, Sue Grafton, W.E.B. Griffin, Catherine Coulter, Steve Martini, Daniel Silva, Maeve Binchy, Terry McMillan, Ken Follett, Eric Carle, Judy Blume, and Brian Jacques.

In 2002, Penguin Group (USA) led the nation in placing books at #1 on *The New York Times* bestseller lists, a 25% increase over the 2001 total. Within the 52 weeks of rankings, it had 24 books, from across all divisions, that hit #1 on *The New York Times* lists. Penguin Group authors were also recognized with many prestigious honors, awards and nominations, including the 2002 Pulitzer Prize for Poetry, National Book Awards for

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PEARSON

Letter from the Chairman on business to be transacted at the Annual General Meeting on Friday, 25 April 2003 and Notice of Annual General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take, you should seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Pearson plc, please pass this document and the enclosed form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A form of proxy for the Annual General Meeting is enclosed and should be completed and returned as soon as possible. To be valid, it must reach the company's registrar no later than 12 noon on Wednesday, 23 April 2003. Alternatively, you may register your vote on-line by visiting the website of our registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote on-line you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish.

Dear Shareholder,

I am writing to give you details of the business which will be conducted at the Annual General Meeting (AGM) of Pearson plc (Pearson or the company) to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 25 April 2003. Shareholders will be asked to consider and, if thought fit, approve resolutions in respect of the following matters:

ORDINARY BUSINESS

The company's accounts and reports of the directors and auditors
The final dividend for the year ended 31 December 2002
Re-election and reappointment of directors
Approval of the report on directors' remuneration
Reappointment of PricewaterhouseCoopers LLP as auditors for the ensuing year
Authority to determine the remuneration of the auditors
Authority to allot shares

SPECIAL BUSINESS

Increase in authorised share capital
Waiver of pre-emption rights
Authority to purchase own shares

A brief description of the above matters is set out below.

NOTICE OF ANNUAL GENERAL MEETING

The Notice convening the Annual General Meeting is set out on pages 5 and 6 of this document.

REPORT AND ACCOUNTS AND FINAL DIVIDEND (RESOLUTIONS 1 AND 2)

The first item for consideration at the AGM will be the accounts and the reports of the directors and auditors for the financial year ended 31 December 2002. Separately, shareholders will also be asked to approve the payment of a final dividend of 14.3p per ordinary share in respect of the year ended 31 December 2002, as recommended by the directors. The dividend will be payable on 9 May 2003 to shareholders on the register at the close of business on 14 March 2003, the record date.

RE-ELECTION AND REAPPOINTMENT OF DIRECTORS (RESOLUTIONS 3 TO 7)

Three directors will retire by rotation at the AGM in accordance with the company's articles of association and the requirements of the Combined Code on corporate governance. All three, David Bell, Terry Burns and Rana Talwar will offer themselves for re-election.

David Bell • aged 56, became a director of Pearson in March 1996. He is chairman of the Financial Times Group, having been chief executive of the Financial Times from 1993 to 1998. In July 1998 he was appointed Pearson's director for people with responsibility for the recruitment, motivation, development and reward of employees across the Pearson Group. He is also a non-executive director of VITEC Group Plc and chairman of the International Youth Foundation. **Terry Burns** • aged 58, was appointed to the board on 6 May 1999. He was the government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited, and a non-executive director of The British Land Company PLC. He is a member of our audit and personnel committees. **Rana Talwar** • aged 54, was appointed to the board on 20 March 2000. He was previously group chief executive of Standard Chartered plc. He joined our personnel committee in 2003.

In addition, Rona Fairhead and Peter Jovanovich, who have joined the board as executive directors since the last AGM in April 2002, will retire from office in accordance with the company's articles of association. Both directors will offer themselves for reappointment at the AGM.

Rona Fairhead · aged 41, was appointed to the board as chief financial officer in June 2002. Prior to this she was deputy finance director from October 2001. From 1996 until 2001 she worked at ICI, where she served as executive vice president, group control and strategy. **Peter Jovanovich** · aged 54, was appointed to the board in June 2002. He became chief executive of Pearson Education in 1998. Prior to this he was chairman and chief executive of Addison Wesley Longman.

REPORT ON DIRECTORS' REMUNERATION (RESOLUTION 8)

Shareholders will be asked for the first time at this AGM to approve the report on directors' remuneration in accordance with the provisions of the Directors' Remuneration Report Regulations 2002.

AUDITORS (RESOLUTIONS 9 AND 10)

Following the conversion of our auditors PricewaterhouseCoopers to a limited liability partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 31 January 2003 and the directors appointed its successor PricewaterhouseCoopers LLP, as auditors. Resolutions will be proposed to reappoint PricewaterhouseCoopers LLP as auditors of the company until the conclusion of the AGM in 2004 and to authorise the directors to determine the remuneration of the auditors.

RENEWAL OF BOARD'S AUTHORITY TO ALLOT SHARES (RESOLUTION 11)

Shareholders will be asked, pursuant to the provisions of section 80 of the Companies Act 1985 (the Act), to update the authority for the allotment of shares which was conferred on the board at the last AGM on 26 April 2002. This resolution is conditional on resolution 12 being passed. If both resolutions are passed, the new five year authority would permit the allotment of up to approximately 267 million ordinary shares (representing approximately 33% of Pearson's issued ordinary share capital at 3 March 2003) over and above those committed to the various share option and employee share plans. The directors have no current intention to exercise this authority.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL (RESOLUTION 12)

Shareholders will be asked to approve an increase in the authorised ordinary share capital of the company to ensure that a reasonable amount of unissued equity is available to take advantage of opportunities for expansion which may arise in the future. If this resolution is passed, there will be some 376 million ordinary shares unissued, including some 106 million ordinary shares (representing approximately 9% of the enlarged authorised ordinary share capital) reserved for the various share option and employee share plans. The increase represents some 0.3% of the current authorised ordinary share capital.

WAIVER OF PRE-EMPTION RIGHTS (RESOLUTION 13)

A resolution will also be proposed to waive (under the provisions of section 95 of the Act) the statutory pre-emption provisions applicable to the allotment of equity securities for cash contained in section 89 of the said Act. Accordingly, resolution 13 proposes a five year authority to issue ordinary shares for a cash consideration either by way of a rights issue or to persons other than existing shareholders, in the latter case limited to a total of some 40 million ordinary shares, representing approximately 5% of Pearson's issued ordinary share capital at 3 March 2003.

AUTHORITY TO PURCHASE OWN SHARES (RESOLUTION 14)

Shareholders will be asked to renew for a further year the authority given to the directors at the AGM held on 26 April 2002 to authorise the market purchase by Pearson of a proportion of its issued ordinary share capital, subject to the limits referred to below.

Last year's authority has not been exercised, but your directors consider it prudent to be able to act at short notice if circumstances warrant. In considering the purchase of ordinary shares, the directors will follow the procedures laid down in the Act and will take into account cash resources, capital requirements and the effect of any purchase on gearing levels and on earnings per equity share. They will only consider exercising the authority when satisfied that it is in the best interests of the company to do so, having first considered the other investment opportunities open to the company.

A purchase by the company of its own shares pursuant to this authority will be paid for out of distributable profits. Any shares which are re-purchased will be cancelled and an amount equal to the amount by which the issued capital is diminished will be transferred to a capital redemption reserve.

The authority, which will expire no later than 24 July 2004, will be limited to the purchase of 80 million ordinary shares, representing approximately 10% of Pearson's issued ordinary share capital at 3 March 2003. The maximum price (excluding expenses) to be paid per ordinary share on any occasion will be restricted to 105% of the average of the market values of ordinary shares for the five business days before the purchase is made, and the minimum price will be 25p per ordinary share.

Shareholders should understand that the maximum number of shares and the price range are stated merely for the purposes of compliance with statutory and UK Listing Authority requirements in seeking this authority and should not be taken as any representation of the terms upon which the company intends to make such purchases. The directors have no current intention to exercise this authority.

The total number of options to subscribe for equity shares which were outstanding as at 3 March 2003, the latest practicable date prior to the publication of this circular, was 35 million, which represents 4.4% of the issued share capital of the company as at that date and would represent 4.9% of the company's issued share capital if the maximum number of 80 million shares were to be purchased by the company.

ANNUAL GENERAL MEETING

The resolutions referred to in this letter are included in the Notice of Annual General Meeting set out on pages 5 and 6 of this document. The AGM is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 25 April 2003. If you are unable to attend the meeting, please complete and return the enclosed form of proxy in the prepaid envelope provided so as to reach the company's registrar not less than 48 hours before the time of the meeting. Alternatively, you may register your vote on-line by visiting the website of our registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote on-line you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish. If you are unable to attend the AGM in person but would like to ask a question anyway, please email dennisstevenson-agm@pearson.com.

RECOMMENDATION

In the opinion of the directors, the passing of resolutions 1 to 14 is in the best interests of the company and its shareholders as a whole. Your directors unanimously recommend you to vote in favour of resolutions 1 to 14 as they intend to do in respect of their beneficial holdings.

Yours faithfully



Chairman

DIRECTORS:

H D Stevenson (chairman)
M M Scardino (chief executive)
R A Fairhead (chief financial officer)
J C Makinson (chairman and chief executive of the Penguin Group)
D C M Bell (director for people)
P W Jovanovich (chief executive of Pearson Education)
T Burns
P J Cescau
R Mark
V L Sankey
G S Talwar

NOTICE OF ANNUAL GENERAL MEETING:

Notice is hereby given that the Annual General Meeting of Pearson plc (the company) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 25 April 2003 for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the accounts and reports of the directors and auditors for the year ended 31 December 2002.
2. To declare a final dividend on the ordinary shares, as recommended by the directors.
3. To re-elect David Bell as a director.
4. To re-elect Terry Burns as a director.
5. To re-elect Rana Talwar as a director.
6. To reappoint Rona Fairhead as a director.
7. To reappoint Peter Jovanovich as a director.
8. To receive and approve the report on directors' remuneration.
9. To reappoint auditors, special notice having been given of the intention to propose the resolution as an ordinary resolution:

THAT, PricewaterhouseCoopers LLP be reappointed auditors of the company (having previously been appointed by the board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before the company.

10. To authorise the directors to determine the remuneration of the auditors.
11. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, subject to the passing of resolution 12 set out in the Notice of Meeting dated 25 March 2003, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to an aggregate nominal amount of £66,807,000, such authority to expire no later than 24 April 2008 (unless previously renewed, varied or revoked by the company in general meeting), provided that: (i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and (ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 9 passed at the Annual General Meeting of the company held on 26 April 2002.

SPECIAL BUSINESS

12. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, the authorised ordinary share capital of the company of £293,500,000 be and is hereby increased by £1,000,000 to £294,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

13. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, the board be and is hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the said Act) for cash pursuant to the authority conferred by resolution 11 in the Notice of Meeting dated 25 March 2003 (or, if resolution 11 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 9 passed at the Annual General Meeting held on 26 April 2002), as if sub-section 89(1) of the said Act did not apply to any such allotment, provided that this power shall be limited: (i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and (ii) to the allotment (otherwise than pursuant to sub-paragraph

(i) above) of equity securities for cash up to an aggregate nominal value of £10,020,000; and further, that this power shall expire no later than 24 April 2008 (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

14. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, pursuant to article 9 of the company's articles of association, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in the capital of the company provided that: (i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000; (ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses; (iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares for the five business days before the purchase is made; (iv) the authority hereby conferred shall expire on 24 July 2004, unless such authority is renewed on or prior to such date; and (v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

By order of the board

JULIA CASSON • SECRETARY • 25 MARCH 2003

NOTES

1. Ordinary shareholders only are entitled to attend and vote at this meeting. Any such shareholder may appoint one or more persons (whether members of the company or not) to act as his/her proxies to attend and vote instead of him/her. The form of proxy for use at the meeting must be deposited, together with any power of attorney or authority under which it is signed, at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TD, not less than 48 hours before the time appointed for the meeting or any adjourned meeting. An appropriate form of proxy is enclosed. Alternatively, you may register your vote on-line by visiting the website of our registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk.
   In order to register your vote on-line you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish.

2. Copies of the contracts of service between the directors and subsidiaries of the company are available for inspection at the company's registered office during normal business hours on any weekday (Saturdays and public holidays excluded). The contracts will also be available for inspection during the Annual General Meeting and for 15 minutes before it starts. The register of directors' interests will also be available for inspection from the commencement of the Annual General Meeting until its conclusion.

3. The company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the company at 6pm on Wednesday, 23 April 2003 shall be entitled to attend and vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6pm on Wednesday, 23 April 2003 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

PEARSON PLC ATTENDANCE CARD

THE PEARSON PLC ANNUAL GENERAL MEETING ▸ To be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 25 April 2003. If you wish to come to the meeting please bring this card with you and present it on arrival.

GETTING TO THE CONFERENCE CENTRE BY PUBLIC TRANSPORT ▸ The Conference Centre is a five minute walk from Westminster and St James's Park underground stations and a 15 to 20 minute walk from Victoria mainline and underground stations.

GETTING TO THE CONFERENCE CENTRE BY CAR ▸ Due to its central location, on-street parking around the Conference Centre is very limited. There are NCP car parks in Abingdon Street and Rochester Row, just a short walk from the Centre.


ST JAMES'S PARK
KING CHARLES ST.
WESTMINSTER
GREAT GEORGE ST.
BRIDGE ST.
WESTMINSTER BR.
BIRDCAGE WALK
PARLIAMENT ST.
STOREY'S GA.
PARLIAMENT SQ.
RIVER THAMES
TOTHILL ST.
BROAD SANCTUARY
ST JAMES'S PARK
BROADWAY
VICTORIA ST.
GREAT SMITH ST.
QUEEN ELIZABETH II CONFERENCE CENTRE
ABINGDON ST.

PEARSON PLC DISTRIBUTION OF ANNUAL REPORT AND SUMMARY ANNUAL REVIEW ▸ This year we have produced two documents – a full annual report including all the financial statements and the full report on directors' remuneration, and a summary annual review which includes a summary of the directors' report, a summary of the report on directors' remuneration and a summary financial statement. If you have received only the summary annual review and would like to receive the full annual report for 2002 and in the future, please tick the box below and return this form to our registrar in the enclosed prepaid envelope.

IF YOU ARE HAPPY TO RECEIVE THE SUMMARY ANNUAL REVIEW ONLY THEN NO FURTHER ACTION IS NEEDED.

I WOULD LIKE TO RECEIVE THE FULL ANNUAL REPORT FOR 2002 AND IN THE FUTURE ☐


PEARSON



PEARSON PLC ANNUAL GENERAL MEETING

Reference Number | Card I.D. | Account Number

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers.

FORM OF PROXY ▸ I/We, being (a) member(s) of Pearson plc, hereby appoint the chairman of the meeting† or (indicate below)

as my/our proxy to attend and, on a poll, to vote for me/us on my/our behalf at the Annual General Meeting of Pearson plc (the company) to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 25 April 2003 and at any adjournment of that meeting.

Please indicate with a mark in the boxes on the right how you wish your proxy to vote, eg: ☒

		FOR	AGAINST
RESOLUTION 1	*To receive the directors' report and accounts and the auditors' report*	☐	☐
RESOLUTION 2	*To declare a final dividend*	☐	☐
RESOLUTION 3	*To re-elect David Bell as a director*	☐	☐
RESOLUTION 4	*To re-elect Terry Burns*▲ *as a director*	☐	☐
RESOLUTION 5	*To re-elect Rana Talwar▲ as a director*	☐	☐
RESOLUTION 6	*To reappoint Rona Fairhead as a director*	☐	☐
RESOLUTION 7	*To reappoint Peter Jovanovich as a director*	☐	☐
RESOLUTION 8	*To receive and approve the report on directors' remuneration*	☐	☐
RESOLUTION 9	*To reappoint PricewaterhouseCoopers LLP as auditors for the ensuing year*	☐	☐
RESOLUTION 10	*To authorise the directors to determine the remuneration of the auditors*	☐	☐
RESOLUTION 11	*To authorise the directors to exercise the powers of the company to allot ordinary shares*	☐	☐
RESOLUTION 12	*To increase the authorised share capital of the company*	☐	☐
RESOLUTION 13	*To waive the pre-emption rights conferred under the Companies Act 1985 to a limited extent*	☐	☐
RESOLUTION 14	*To authorise the company to purchase its own shares*	☐	☐

Signature | Date

To be valid this form of proxy must be signed and returned to Pearson's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TD in the enclosed prepaid envelope, so as to be received no later than 12 noon on Wednesday, 23 April 2003. In the case of a corporation this form of proxy should be executed under its common seal or under the hand of a duly authorised officer.

† *If you wish to appoint someone other than the chairman as your proxy, delete the words 'the chairman of the meeting or' and insert the name of your proxy.*

* *a member of the audit committee.*

▲ *a member of the personnel committee.*

IF YOU INTEND COMING TO THE ANNUAL GENERAL MEETING PLEASE MARK THIS BOX ☐

See over for notes.


PEARSON

GUIDANCE NOTES ON COMPLETING THE FORM OF PROXY ▸ *You will find further details of the resolutions to be voted, together with the Notice of Meeting, in the enclosed circular to shareholders. If you cannot attend the Annual General Meeting you can appoint one or more persons who need not be a member(s) to be your proxy who will vote in accordance with your instructions. If no voting instructions are received your proxy will vote, or abstain from voting, as he/she thinks fit. In the case of joint holdings, the vote of the senior, whether in person or by proxy, will be accepted to the exclusion of the other joint holders. Seniority will be determined by the order in which the names appear in the register of members. If someone other than you signs this form, the letter of authority, power of attorney or a certified copy of the power of attorney authorising him/her to sign on your behalf must be sent with this form.*

ELECTRONIC APPOINTMENT ▸ *You can submit your proxy electronically at www.sharevote.co.uk and to do this you will need to use the Reference Number, Card I.D. and Account Number which are shown on this form.*

Alternatively, a member who has a Shareview portfolio registered with Lloyds TSB Registrars may log onto their portfolio at www.shareview.co.uk, click on 'Company Meetings' and follow the on-line instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the on-line proxy appointment has been lodged with them.

CREST ELECTRONIC PROXY APPOINTMENT ▸ *CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 25 April 2003 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.*

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an instruction to a previously appointed proxy, must be transmitted so as to be received by the issuer's agent (ID7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. No such messages received through the CREST network after this time will be accepted. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.